Earnings Presentation

Q2 2024

d·local



Pedro Arnt
Chief Executive Officer

Mark Ortiz
Chief Financial Officer

Maria Oldham
SVP - Corp. Development, Strategy and Investor Relations

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events, including in respect of guidance provided previously regarding our total payment volume, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Unlocking the potential of Emerging Markets



Bogota, Colombia.

Record-high TPV in Q2; QoQ profitability resumed amid impact of currency devaluation, merchant repricing, and continuing OPEX investments for future growth

Total Payment Volume

$6.0B

▲ **+38%** YoY | ▲ **+14%** QoQ



$4.4
$5.3
$6.0
2Q23
1Q24
2Q24

Revenue

$171M

▲ **+6%** YoY | ▼ **-7%** QoQ



$161
$184
$171
2Q23
1Q24
2Q24

Gross Profit

$70M

▼ **-1%** YoY | ▲ **+11%** QoQ



$71
$63
$70
2Q23
1Q24
2Q24

Adjusted EBITDA[1]

$43M

▼ **-18%** YoY | ▲ **+16%** QoQ



$52
$37
$43
2Q23
1Q24
2Q24

Note: [1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

Strong TPV performance across diverse verticals

Continued strong growth in the commerce, on-demand delivery, and remittances verticals; accelerating growth from SaaS, and ride-hailing increasing by over 50% YoY



$4.4B
$5.3B
$6.0B
2Q23
1Q24
2Q24

Other[2]	-9%
Travel	-3%
Remittances	82%
Advertising	17%
On-demand delivery	43%
SaaS	72%
Streaming	15%
Ride-hailing	51%
Financial Services[1]	33%
Commerce	46%

TPV growth by vertical YoY

Note: [1] In 2Q 2024, financial services include wallets (0.4% of total TPV) and crypto (0.1% of total TPV). Since 1Q24 remittances have been excluded from financial services and reported as a separate vertical in all periods [2] Other includes e-learning, gaming and other.

LatAm: QoQ growth mostly attributed to positive performance in Argentina and Other LatAm. YoY comparison supported by the growth in Mexico and Other LatAm

Latin America Revenue
($M)



+11 % QoQ
+9 % YoY
127
125
139
2Q23
1Q24
2Q24
% share of total revenue
79%
68%
81%

Africa & Asia: QoQ decrease affected by the devaluation in Egypt and Nigeria. YoY comparison also impacted by Nigerian Naira devaluation

Africa & Asia Revenue
($M)



-45 % QoQ
-5 % YoY
34
59
33
2Q23
1Q24
2Q24
% share of total revenue
21%
32%
19%

LatAm: QoQ increase driven primarily by growth in Argentina and Other LatAm. YoY comparison still impacted mainly by FX in Argentina

Africa & Asia: QoQ increase mostly driven by temporary FX dynamics in Nigeria and growth of Other Africa & Asia. Strong YoY growth mainly supported by Nigeria and Egypt



Latin America Gross Profit
($M)
+10% QoQ
-13% YoY
62
49
54
2Q23
1Q24
2Q24
% share of total gross profit
87%
77%
77%



Africa & Asia Gross Profit
($M)
+13% QoQ
+79% YoY
9
14
16
2Q23
1Q24
2Q24
% share of total gross profit
13%
23%
23%

Detailed country gross profit contribution QoQ

Country	Gross profit QoQ	Commentary
Brazil	▲ +7% 19m | +1.3m vs. LQ	• Improved processing cost from renegotiation with processors and change in payment mix, both of which were partially offset by • Key merchant repricing (full impact in 2Q24 vs 2 months in 1Q24)
México	▼ -11% 9m | -1.1m vs. LQ	• Mainly impacted by key merchant repricing
Chile	▲ +11% 8m | +0.8m vs. LQ	• Mainly impacted by net benefit of fine recovery at the cost line
Argentina	▲ +48% 8m | +2.5m vs. LQ	• Overall positive performance across different verticals, such as commerce and on-demand delivery
Egypt	▼ -5% 10m | -0.5m vs. LQ	• Reduced FX gains due to devaluation leading to changes in dual FX rate dynamics, despite strong TPV growth
Nigeria	▲ +273% 2m | +1.4m vs. LQ	• Temporary FX dynamics in the market, which led to gains in FX

Building the global team to meet our long-term growth ambitions.

Focus on areas of differentiation: technology, product, and local operations.

993 ▲ **+187 FTEs or 23%** Employee Growth YoY

FTE evolution (#):	AFRICA & ASIA	AMERICAS
	273	720
	▲ +35% YoY	▲ +19% YoY

FTE by function (%):


Technology & Product
43%
Corporate central functions
17%
Sales & Marketing
17%
Operations & Expansion
23%

Note: FTE includes employees and contractors. Technology and Product includes developers operating in functions across the company.

Financial Highlights



Cross-border and local-to-local growing YoY and QoQ; Cross-border performance QoQ driven mainly by the increase in ride-hailing vertical

d·

Cross-border[1] TPV evolution ($B)



+11 % QoQ
+22 % YoY
2.2
2.3
2.2
2.4
2.7
2Q23
3Q23
4Q23
1Q24
2Q24
% share
51%
49%
44%
46%
45%

Local-to-Local[2] TPV evolution ($B)



+16 % QoQ
+55 % YoY
2.2
2.4
2.9
2.9
3.3
2Q23
3Q23
4Q23
1Q24
2Q24
% share
49%
51%
56%
54%
55%

Note: [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [2]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

YoY robust growth rates; QoQ pay-ins increasing primarily by commerce, on-demand delivery, and ride-hailing verticals, pay-outs growing driven by financial services, ride-hailing, and SaaS verticals

d.

Pay-ins[1] TPV evolution ($B)



+17 % QoQ
+34 % YoY
3.2
3.4
3.7
3.7
4.3
2Q23
3Q23
4Q23
1Q24
2Q24
% share
73%
74%
72%
69%
71%

Pay-outs[2] TPV evolution ($B)



+7 % QoQ
+49 % YoY
1.2
1.2
1.4
1.7
1.8
2Q23
3Q23
4Q23
1Q24
2Q24
% share
27%
26%
28%
31%
29%

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

YoY revenue increased by 6%, while QoQ decline mostly driven by devaluation in Egypt and Nigeria. Gross profit YoY impacted mainly by Argentina

Revenue evolution ($M)



-7% QoQ
+6% YoY
161
164
188
184
171
2Q23
3Q23
4Q23
1Q24
2Q24

Gross Profit evolution ($M)



+11% QoQ
-1% YoY
71
75
70
63
70
2Q23
3Q23
4Q23
1Q24
2Q24

Sequential improvement in gross profit margin and flat net take rate, despite the headwinds of merchant repricing, devaluations in Nigeria and Egypt, and weakening across most emerging markets currencies

Gross Profit margin (%) QoQ bridge


34.1%
-0.1%
-0.8%
2.5%
7.9%
-2.8%
40.8%
Increase in pay-ins TPV share
Increase in local-to-local volumes, mainly driven by Mexico
Primarily driven by increased share in Brazil, Argentina and Other Latam
FX dynamics in Nigeria & Egypt; renegotiation with processors
1Q24
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
Top merchant renegotiation
2Q24

Gross Profit over TPV (%) QoQ bridge


1.2%
0.04%
-0.1%
0.05%
0.1%
-0.1%
1.2%
Increase in pay-ins TPV share
Increase in local-to-local volumes, mainly driven by Mexico
Primarily driven by increased share of Argentina and Other Latam
Temporary FX dynamics in Nigeria; renegotiation with processors
1Q24
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
Top merchant renegotiation
2Q24

QoQ improvement on Adjusted EBITDA and Operating Profit mainly driven by higher gross profit and a disciplined OPEX investment

Adjusted EBITDA[1] evolution ($M)


+16% QoQ
-18% YoY
52
56
49
37
43
2Q23
3Q23
4Q23
1Q24
2Q24

	2Q23	3Q23	4Q23	1Q24	2Q24
Adj. EBITDA / Revenue	32.3%	33.9%	26.2%	19.9%	24.9%
Adj. EBITDA / Gross Profit	73.5%	74.6%	70.6%	58.4%	61.1%

Operating Profit evolution ($M)


+12% QoQ
-37% YoY
48
52
41
27
30
2Q23
3Q23
4Q23
1Q24
2Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

QoQ Adjusted EBITDA over gross profit margin improvement driven by higher gross profit and balanced approach to expense management balancing short-term and long-term opportunity

d.

Adjusted EBITDA[1] over Gross Profit margin QoQ bridge (%)


58.4%
2.9%
0.7%
0.1%
-0.1%
-0.1%
-0.2%
-0.3%
-0.4%
61.1%
Adjusted EBITDA / GP 1Q24
Salaries and wages (including product and IT)²
Office, travel and other expenses
Third party services
Product development and technology expenses (excluding S&W)
Amort. of intangible assets
Technology infrastructure
Software licenses
Marketing expenses
Adjusted EBITDA / GP 2Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. [2]Salaries and wages exclude share-based payment non-cash charges as it is excluded from the Adjusted EBITDA calculation. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Increase in net income primarily driven by higher finance income, given the non-cash mark to market effect related to Argentine bonds investments used to hedge our local currency position in that market

Net income evolution ($M)



+161 % QoQ
+3 % YoY
45
40
28
18
46
2Q23
3Q23
4Q23
1Q24
2Q24
Diluted EPS1
0.15
0.13
0.10
0.06
0.15

Net income bridge QoQ ($M)



17.7
27.7
5.9
0.4
0.3
-0.3
-0.3
-2.3
-2.9
46.2
Net income 1Q24
Net financial results2
Adjusted EBITDA
Inflation adjustment
Other operating loss3
Impairment loss / (gain)
D&A
Share-based compensation
Income tax
Net income 2Q24

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2]During Q2 2024, we recognized a fair value gain of $22.8 million ($10.8 million in Q1 2024) from the Argentine dollar-linked bonds and an exchange difference loss of $5.8 million ($6.7 million in Q1 2024) from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase part of these bonds. [3]In Q2 2024, the company wrote-off certain amounts related to merchants/processors off-boarded by dLocal.

Balance sheet position remains solid; $82M of own funds used for share buyback program

Consolidated cash reconciliation ($M)


-$41M
Merchants funds
Own funds
572
360
212
$86M of Merchant funds to be transferred to Own Funds
56
-13
-1
-2
-82
1
532
345
186
$66M of merchant funds to be transferred to Own Funds
Consolidated cash (1Q24 EoP)
Net income before taxes
Income tax paid
Change in current other assets
Change in trade receivables /payables 2
Share repurchase (SBB)
Other
Consolidated cash (2Q24 EoP)

Note: [2]Change in Trade Receivables includes change in Non Current Other Assets.

- **Robust own liquidity of $306M,** including $186M own cash + $120M short-term investments. In addition, we have **$66M** within merchants funds pending to be transferred to own funds.
- **$35M FCF[1] (own-funds) generation in 2Q24** with **77% cash conversion ($129M in LTM2Q24** before bonds and share buyback with **97% cash conversion[2]**)

Note: [1]FCF (own-funds) is calculated as profit before income tax less income tax paid, +/- non cash adjustments, +/- change in working capital (own) excluding movements in Other Assets +/- net collection of interest & financial expenses, less additions of property, plant and equipment and intangible assets. FCF excludes inflows & outflows due to movements in Other Assets, because these movements are expected to be non-recurring. [2]Cash conversion is calculated as Free Cash Flow (own-funds) divided by net income.

Updated 2024 guidance

d.

	Prior 2024 Guidance	Updated 2024 Guidance	Key considerations
TPV	$25-27B	$24.5-26.5B	• Downward probability of volume ramp-ups; • Pipeline volume mix skewed towards Tier 0 merchants that have lower take rates; • General expectation of weakening emerging markets currencies.
Gross profit	$320-360M	$280-300M	• Growing local-to-local flows, in addition to the factors mentioned above in TPV
Adjusted EBITDA	$220-260M	$180-200M	• Maintenance of investments in certain key long-term projects, supporting crucial long-term investments that enhance our value proposition and internal controls

Thanks

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

APPENDIX

TPV

TPV breakdown by type of product[1]

In millions of US$	2Q23	3Q23	4Q23	1Q24	2Q24
Pay-ins	3,190	3,429	3,701	3,657	4,273
As % of total	*73%*	*74%*	*72%*	*69%*	*71%*
Pay-outs	1,184	1,189	1,410	1,653	1,763
As % of total	*27%*	*26%*	*28%*	*31%*	*29%*
Total TPV	**4,373**	**4,618**	**5,111**	**5,310**	**6,035**

TPV breakdown by type of flow[2]

In millions of US$	2Q23	3Q23	4Q23	1Q24	2Q24
Cross-border	2,219	2,256	2,235	2,426	2,701
As % of total	*51%*	*49%*	*44%*	*46%*	45%
Local to Local	2,154	2,362	2,876	2,884	3,334
As % of total	*49%*	*51%*	*56%*	*54%*	55%
Total TPV	**4,373**	**4,618**	**5,111**	**5,310**	**6,035**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

d·

Revenue breakdown by geography

In millions of US$	2Q23	3Q23	4Q23	1Q24	2Q24
Brazil	41.2	44.7	50.2	43.1	42.3
Argentina	20.7	23.9	10.5	13.8	20.5
Mexico	28.3	30.2	35.6	34.0	35.8
Chile	14.2	12.4	14.9	12.4	12.3
Other LatAm	22.5	24.8	20.3	22.1	27.8
Latin America	**126.9**	**136.0**	**131.5**	**125.4**	**138.7**
Nigeria	20.4	8.3	28.4	7.2	1.1
Egypt	4.7	10.1	18.4	39.0	15.0
Other Africa & Asia	9.2	9.4	9.7	12.8	16.5
Africa & Asia	**34.3**	**27.9**	**56.5**	**59.0**	**32.6**
Total Revenue	**161.1**	**163.9**	**188.0**	**184.4**	**171.3**

Note: Unaudited quarterly results

Gross profit

Gross profit breakdown by geography

In millions of US$	2Q23	3Q23	4Q23	1Q24	2Q24
Brazil	19.6	22.7	25.5	17.9	19.2
Argentina	13.8	13.1	4.0	5.2	7.6
Mexico	10.6	7.9	9.3	9.9	8.8
Chile	8.9	6.9	9.1	7.5	8.3
Other LatAm	8.7	8.9	7.0	8.1	9.6
Latin America	**61.7**	**59.4**	**54.7**	**48.6**	**53.5**
Nigeria	0.2	1.7	1.5	0.5	2.0
Egypt	4.2	9.6	9.6	10.3	9.8
Other Africa & Asia	4.7	3.7	3.9	3.6	4.5
Africa & Asia	**9.1**	**15.1**	**15.0**	**14.4**	**16.3**
Total Gross Profit	**70.8**	**74.5**	**69.7**	**63.0**	**69.8**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1] ($M) and concentration (%)



94
99
128
120
107
2Q23
3Q23
4Q23
1Q24
2Q24
% Share of total revenue
59%
60%
68%
65%
62%

Revenue composition ($M)



100%
NRR[2]
161
1
10
171
2Q23 total revenue
Existing Merchants
New Merchants
2Q24 total revenue

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

Adjusted EBITDA

Adjusted EBITDA bridge ($M)



30.2
4.1
6.8
1.6
0.0
0.1
42.7
2Q24 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other operating loss
Other non-recurring costs
Impairment Gain/Losses on Financial Assets
2Q24 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 29.

Adjusted EBITDA

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	2Q23	1Q24	2Q24
Profit for the period	**44,791**	**17,718**	**46,239**
Income tax expense	8,774	7,114	10,060
Depreciation and amortization	2,869	3,762	4,089
Finance income and costs, net[1]	(7,459)	(299)	(28,045)
Share-based payment non-cash charges	1,421	4,461	6,776
Other operating loss[2]	-	1,819	1,553
Impairment loss / (gain) on financial assets[2]	(21)	(177)	76
Inflation adjustment	1,661	2,368	1,941
Adjusted EBITDA	**52,036**	**36,766**	**42,689**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1]In Q2 2024, the Finance income and costs, net line was impacted by the non-cash mark to market effect related to Argentine bonds investments in the amount of US$22.8 million. [2]In Q2 2024, the company wrote-off certain amounts related to merchants/processors off-boarded by dLocal.
Unaudited quarterly results.

Adjusted Net Income

Reconciliation of Profit to Adjusted Net Income

$ in thousands	2Q23	1Q24	2Q24
Net income as reported	**44,791**	**17,718**	**46,239**
Inflation adjustment	1,661	2,368	1,941
Loan - exchange difference	1,815	6,729	5,831
Fair value (loss) / gains of financial assets at FVTPL (bonds)	(3,565)	(10,815)	(22,774)
Impairment loss / (gain) on financial assets	(21)	(177)	76
Share-based payment non-cash charges	1,421	4,461	6,776
Other operating (gain)/loss	-	1,819	1,553
Tax on adjustments	(613)	(1,361)	5,998
Adjusted net income	**45,490**	**20,742**	**45,640**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 13). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.
Unaudited quarterly results.

Robust global network of trusted financial partners

In Q2 2024, we expatriated **85%** of the pay-ins cross-border TPV through **banks (global, continental or national partner banks)**

2Q24 cross-border expatriation volumes by partner mix:


0.3%
5%
3%
7%
85%
GSIBs, Pan Latam and National banks
Licensed brokers
Payment processors
Netting
Alternative assets